Price-to-Cash Earnings
Dividend Yield
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Sep-07

Media Weight
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Sep-07

Dodge & Cox  /  Investment Managers  /  San Francisco
Media Company Valuations Have Fallen
and Dividend Yields Have Increased
Finding Investment Value in Media
as of September 30, 2007
Investment Characteristics of our Media Holdings
We Have Increased our Weighting in Media
Source: FactSet, Dodge & Cox
Source: FactSet
Our Media Investments:
Grupo Televisa, Liberty Global, Naspers, and News Corp.
Long-term Opportunities of Owning Media Companies:
Growth Opportunities: Media is an attractive play on the growing demand for communications and entertainment in markets around the world.
While pay-tv and broadband penetrations are high in Western European markets, these penetrations are low in Eastern Europe, Asia, Latin
America, and Africa.
Broad Exposure to Content and Distribution Franchises
Reasonable Valuations and Stable Financial Conditions
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
2.0%
2.0%
3.3%
2.7%
2.8%
2.4%
2.2%
5.1%
4.0%
1.2%
0.9%
2.1%
4.2%
0.0%
0%
1%
2%
3%
4%
5%
6%
EAFE D&C International Stock Fund
EAFE Media Stocks
0.0x
3.0x
6.0x
9.0x
12.0x
15.0x
18.0x
21.0x
24.0x
27.0x
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
Price-to-Cash Earnings Dividend Yield